August 2, 2019

Ardell Mees
Chief Executive Officer
ADM Endeavors, Inc.
2021 N 3rd St
Bismarck, ND 58501

       Re: ADM Endeavors, Inc.
           Amendment No. 3 to Registration Statement on Form 10-12G Filed July 26, 2019
           File No. 000-56047

Dear Mr. Mees:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing and
                                                          Construction